Exhibit 99.1

Brookfield Asset Management Brookfield Property Partners

News Release
BROOKFIELD CLOSES $14 BILLION OF RECENT FUND COMMITMENTS

Brookfield Holds $4.4 Billion Final Close on Opportunistic Global Real Estate Fund

Toronto and New York, July 23, 2013 – Brookfield Asset Management ("Brookfield") (TSX: BAM.A, NYSE: BAM, Euronext: BAMA) announced today an update on the status of its recent private and public fundraising initiatives. To date, investors have committed over US$14 billion to these initiatives, which will be invested in property, infrastructure and timber assets.

Investors in Brookfield’s funds include a diverse group of sovereign wealth funds, public and private pension plans, insurers, endowments, foundations, family offices and high net-worth individuals from North America, Europe, Asia and the Middle East as well as Brookfield’s affiliates.

Brookfield’s fund commitments include a final close last week on the US$4.4 billion Brookfield Strategic Real Estate Partners fund (the “Fund”), a global private fund focused on making opportunistic investments in commercial property. Capital commitments to the Fund are well in excess of the original US$3.5 billion fundraising target, reflecting strong investor demand, and the Fund ranks among the largest global private real estate funds. Brookfield Property Partners L.P. (NYSE: BPY, TSX: BPY.UN) announced that it has committed approximately US$1.3 billion to the Fund as its lead investor.

“We are very pleased that we have a group of the world’s leading investors, from many geographies and investor categories, who have put their trust in us and we are delighted to work on their behalf.  We highly value these relationships, old and new, and express our sincere appreciation for their support,” said Barry Blattman, Senior Managing Partner of Brookfield Asset Management.

The Fund will invest opportunistically in the commercial property markets, with an emphasis on North America, Europe, Brazil and Australia. The Fund’s strategy is to acquire properties directly and invest in real estate companies and distressed loans and securities. In keeping with Brookfield’s proven approach to investing, the Fund will have a particular focus on acquiring positions of control or influence as part of multi-faceted distressed real estate turnarounds or recapitalizations. The Fund has already committed approximately US$1.1 billion or approximately 25% the equity to investments in Thakral Holdings Group, an Australian office and hotel property owner; Verde Realty, a U.S. industrial real estate company; and EZW Gazeley Ltd., a European logistics facilities owner.

“We believe we will be investing this Fund at a time when high quality commercial property investment opportunities are available on an attractive risk-adjusted basis,” said Ric Clark, Brookfield Senior Managing Partner and Chief Executive Officer of Brookfield Property Group.  “Our long history as an owner and operator of real estate assets positions us well to create significant value for Brookfield and our investors.”

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Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide Brookfield with a competitive advantage in the markets where it operates. Brookfield is co-listed on the New York and Toronto stock exchanges under the symbol BAM and BAM.A, respectively, and on NYSE Euronext under the symbol BAMA.

Brookfield Property Partners L.P. is a commercial real estate owner, operator and investor operating globally. Our diversified portfolio includes interests in over 300 office and retail properties encompassing approximately 250 million square feet. In addition, we have interests in approximately 19,800 multi-family units, 29 million square feet of industrial space and an 18 million square foot office development pipeline. Our goal is to be the leading global investor in best in class commercial property assets.

For more information, please visit our web sites at www.brookfield.com and www.brookfieldpropertypartners.com or contact:

Andrew Willis
Brookfield Asset Management Communications and Media
Tel: (416) 369 - 8236
Email: andrew.willis@brookfield.com

Melissa Coley
Brookfield Property Partners
Investor Relations & Communications
Tel: 212-417-7215
Email: melissa.coley@brookfield.com
Amar Dhotar Brookfield Asset Management Investor Relations Tel: (416) 359-8629 Email: amar.dhotar@brookfield.com

Note: Brookfield refers to Brookfield Asset Management Inc. and its subsidiaries and affiliates.  The fundraising, as referenced in this news release, includes $2.1 billion in net flows received by Brookfield Investment Management Inc., a U.S.-based SEC-registered investment advisor and its subsidiaries and affiliates, being $2.3 billion of inflows and $143 million of outflows.

This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations.  Conditional verbs such as “may,” “will,” “can,” “would,” and “should,” are predictions of or indicate future events, trends or prospects or identify forward-looking statements. Forward-looking statements in this news release include statements with respect to the type and quality of the investments of the Fund. Although Brookfield Asset Management and Brookfield Property Partners believe that their anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; availability of equity and debt financing; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States, including the company’s most recent Management’s Discussion and Analysis of Financial Results under the heading “Business Environment and Risks.”

We caution that the foregoing factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management and Brookfield Property Partners, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, as a result of new information, future events or otherwise.